Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202

October 25, 2010

Via Edgar

David L. Orlic
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	Res-Care, Inc.
Schedule 13E-3 and Schedule 14D-9
Filed on October 7, 2010
File No. 005-49827

Dear Mr. Orlic:

On behalf of Res-Care, Inc. (“Res-Care” or “the Company”), we hereby submit the following responses to comments in the letter from the Commission’s staff dated October 18, 2010.  This letter, together with Amendment No. 2 to the Schedule 14D-9 and Amendment No. 1 to the Schedule 13E-3, are being filed with the Commission electronically today.  All references to page numbers in the following responses are to the pages in the Schedule 14D-9 filed October 7, 2010, unless otherwise noted.

Schedule 13E-3

General

1.                                       We note the disclosure under various items of the Schedule 13E-3.  Please note that the Schedule 13E-3 must incorporate by reference the information contained in the recommendation or offer statement in answer to the items of Schedule 13E-3.  Refer to General Instruction G of Schedule 13E-3.  Please revise so that the information under each item appears in the recommendation or offer document and is incorporated by reference in the Schedule 13E-3.

Response:  The Company has added a subsection titled “Availability of Documents” to Item 8 of the Schedule 14D-9 in response to the Staff’s comment 1.  See #16 in Amendment No. 2. All material information under each item of the Schedule 13E-3 appears in the recommendation or offer document and is incorporated by reference in the Schedule 13E-3.

Schedule 14D-9

Purposes and Reasons for the Offer, page 3

2.                                       Disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

Response:  The Company has revised the Schedule 14D-9 at page 4 in response to the Staff’s comment 2. See #1 in Amendment No. 2.

Background, page 4

3.                                       Please summarize the preliminary financial analysis presented by Goldman Sachs on August 23, 2010, or advise.  Refer to Item 1015(b)(6) of Regulation M-A.

Response:  The preliminary financial analysis presented by representatives of Goldman Sachs to the Special Committee on August 23, 2010, which is publicly filed with the Commission as Exhibit 99(c)(2) to the Company’s Schedule 13E-3, became, after updating, the presentation by representatives of Goldman Sachs to the Special Committee on September 5, 2010, which is publicly filed with the Commission as Exhibit 99(c)(3) to the Company’s Schedule 13E-3.  In view of the long-form summary of the presentation of September 5, 2010, on pages 18 to 23 of the Schedule 14D-9, inclusion of a second summary would not be material.  The Company has added disclosure to page 8 to make clear the relationship between the August 23, 2010 presentation and the September 5, 2010 presentation.  See the fifth full paragraph on page 6 of Amendment No. 2.

4.                                       Please disclose the nature of the financial considerations discussed with Goldman Sachs on September 3, 2010.

Response:  The Company has revised the Schedule 14D-9 at page 10 in response to the Staff’s comment 4.  See the first full paragraph on page 8 of Amendment No. 2.

5.                                       Please disclose the contract language in question disclosed at the top of page 11.

Response:  The Company has revised the carryover paragraph on pages 10 and 11 and the first full paragraph on page 11 of the Schedule 14D-9 in response to the Staff’s comment 5.  See the last two full paragraphs on page 8 of Amendment No. 2.

6.                                       We note that on September 27, 2010, Company B notified the special committee that, after reworking its assumptions, it was no longer considering making an alternative proposal.  Please revise to further describe the reasons why Company B terminated its proposal.  In addition, please continue to update the status of any negotiations with Company A.

Response:  The Company has revised the carryover paragraph on pages 11 and 12 of the Schedule 14D-9 in response to the Staff’s comment regarding Company B.  See the fifth full paragraph on page 9 of Amendment No. 2. The Company filed Amendment No. 1 to the Schedule 14D-9 on October 19, 2010 to update the status of the discussions with Company A.

The Company’s Purpose and Reasons for the Offer, page 12

7.                                       Please disclose the purpose of and reasons for the offer.  See Item 1013(a) and (c) of Regulation M-A.

Response:  The Company has revised the Schedule 14D-9 at page 12 in response to the Staff’s comment 7.  See the first two paragraphs under the heading “The Company’s Purpose and Reasons for the Offer” on page 10 of Amendment No. 2.

Fairness of the Offer, page 14

8.                                       We note the fairness determination by the special committee.  Please revise to disclose the fairness determination of the board, since the issuer is the filing person.  Please also include a discussion of the factors considered by the board.  Refer to Item 1014(b) of Regulation M-A.  In this regard, if the board relied upon the analyses of another with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, such as the financial advisor or the special committee, the board must expressly adopt the conclusion and analyses of the other.  Refer to Question 20 in SEC Release 34-17719.

Response:  The “Fairness of the Offer” section of the Schedule 14D-9 states that the fairness determination was made by the Independent Directors, not by the Special Committee. This action was taken at a duly called meeting of the Company’s Board of Directors at which the Company’s six Independent Directors participated and the three remaining non-independent directors were not present.  The Board of Directors was acting through its Independent Directors. The Independent Directors were not acting as a committee with delegated authority from the full Board of Directors.

The Company has revised the sections of the Schedule 14D-9 titled “The Company’s Purpose and Reasons for the Offer” and “Fairness of the Offer” in response to the Staff’s comment to clarify that the Independent Directors were making the fairness determination as the Board of Directors and not as a committee with delegated authority.

9.                                       Please make the statement required by Item 1014(d) of Regulation M-A.

Response:  The Company has revised the Schedule 14D-9 at page 18 in response to the Staff’s comment 9.  See #7 in Amendment No. 2.

10.                                 Please clarify your disclosure as to why the independent directors did not consider net book value to be a useful indicator of the company’s value.  The mere fact that net book value is “an accounting concept” or “indicative of historical costs” does not preclude the analysis.

Response:  The Company has revised the Schedule 14D-9 at page 18 in response to the Staff’s comment 10.  See #6 in Amendment No. 2.

11.                                 You state that you did not consider the liquidation value of the company, because the company is a viable going concern.  However, this is a method of valuation which may be relevant, regardless of your intent or ability to effect it.  See Instruction 2 to Item 1014 of Regulation M-A.  Please revise.

Response:  The Company has revised the Schedule 14D-9 at page 18 in response to the Staff’s comment 11.  See #6 in Amendment No. 2.

12.                                 Please tell us if the independent directors considered as a potentially negative factor that the Onex offer price represents a 13.5% discount to the 52-week high, as noted by Goldman Sachs on page 19 of its presentation to the independent directors on September 5, 2010.  If so, revise your disclosure accordingly.  If not, please disclose why the independent directors did not consider this.

Response:  The Company has revised the Schedule 14D-9 at page 15 in response to the Staff’s comment 12.  See #5 in Amendment No. 2.

Opinion of the Financial Advisor to the Special Committee, page 18

13.                                 Please make the disclosures required by Item 1015(b)(3) of Regulation M-A.

Response:  The Company has revised the Schedule 14D-9 at page 5 in response to the Staff’s comment13.  See the first full paragraph on page 3 of Amendment No. 2.

14.                                 Please disclose the specific portion of the fee to Goldman Sachs which is contingent upon consummation of the transaction.

Response:  The Company has revised the Schedule 14D-9 at page 23 in response to the Staff’s comment 14.  See #13 in Amendment No. 2.

15.                                 The description in the disclosure document regarding material relationships between Goldman Sachs and the company does not provide a narrative and quantitative description of the fees paid or to be paid to Goldman Sachs and its affiliates by the company and its affiliates.  Please revise the disclosure document to provide these disclosures.

Response:  The Company has revised the Schedule 14D-9 at page 23 in response to the Staff’s comment 15.  See #12 in Amendment No. 2.

Selected Companies Analysis, page 20

16.                                 Please present the conclusions drawn by Goldman Sachs from the results of this analysis.

Response:  The Company has revised the Schedule 14D-9 at page 21 in response to the Staff’s comment 16.  See #8 in Amendment No. 2.

Illustrative Present Value of Future Share Price of the Company, page 21

17.                                 Please disclose why Goldman Sachs used a discount rate of 10% as an estimate of the company’s cost of equity.

Response:  The Company has revised the Schedule 14D-9 at page 21 in response to the Staff’s comment 17.  See #9 in Amendment No. 2.

Illustrative Discounted Cash Flow Analysis, page 21

18.                                 Please disclose how Goldman Sachs determined that 8% to 9% reflected the company’s weighted average cost of capital.

Response:  The Company has revised the Schedule 14D-9 on page 21 in response to the Staff’s comment 18.  See #10 in Amendment No. 2.

Illustrative Leveraged Buyout Analysis, page 22

19.                                 Please disclose what conclusions Goldman Sachs was able to draw from the fact that Purchaser’s internal rate of equity returns ranged from 7.7% to 17.5% and how this impacted the fairness determination.  Please provide similar disclosure regarding the Hypothetical Financial Buyer scenario.

Response:  The Company has added disclosure on page 22 in response to the Staff’s comment 19 (see #11 in Amendment No. 2) and notes that the impact of the various analyses on the opinion delivered by Goldman Sachs is explained in the paragraph on page 22 under the subheading “Illustrative Leveraged Buyout Analysis—Hypothetical Financial Buyer” that begins with “The preparation of a fairness opinion is a complex process…”.

Tender Offer and Share Exchange, page 24

20.                                 We note your statement that the Share Exchange Agreement is intended to provide information regarding the terms of the transaction and not to provide any other factual information or disclosure.  We also note your statement that the representations, warranties and covenants in the agreement were made only for purposes of such agreement and were solely for the benefit of the parties to the agreement.  The share Exchange Agreement was filed as an exhibit to a publicly filed document.  Please revise to remove the implication that the agreement and summary do not constitute public disclosure.

Response:  The Company has revised the Schedule 14D-9 at page 24 in response to the Staff’s comment 20.  See #14 in Amendment No. 2.

Exhibit 99(c)(3)

21.                                 We note the disclaimer that these materials were solely for the special committee.  Please revise to remove the implication that investors are not entitled to rely on the materials.  Alternatively, advise us of the basis for Goldman Sachs’ belief that shareholders cannot rely upon the opinion to support any claims against Goldman Sachs arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Goldman Sachs).  Describe any applicable state-law authority regarding the availability of such potential defense.  In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further, state that the availability of such state-law defense to Goldman Sachs would have no effect on the rights and responsibilities of either Goldman Sachs or your board of directors under the federal securities laws.  Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

Response:  In response to the Staff’s comment 21, the disclaimer that appears on page 3 of Exhibit 99(c)(3) to the Company’s Schedule 13E-3 has been revised by deleting the word “solely” and inserting the customary statement, “These materials do not constitute a recommendation as to whether or not any shareholder should tender such shares in connection with any tender offer or how any shareholder should vote on any matter.”  Amendment No. 1 to the Company’s Schedule 13E-3 includes the revised Exhibit 99(c)(3).

Annex I

Ownership of Equity Securities, page I-1

22.                                 Please revise to update the beneficial ownership information.  In addition, please disclose the ownership information after the tender offer and share exchange are consummated.

Response:  In response to comment 22, the Company has added a new subsection titled “Ownership of Equity Securities” to Item 8 of the Schedule 14D-9.  See #16 in Amendment No. 2.

Res-Care, Inc. hereby acknowledges that:

•                  Res-Care, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  Res-Care, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely,

FROST BROWN TODD LLC

Alan K. MacDonald